

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Robert C. Reeves
President and Chief Executive Officer
Athlon Energy Inc.
420 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

Re: **Athlon Energy Inc.**
        Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 7, 2014
        File No. 001-36026

Dear Mr. Reeves:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief